UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 2)

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Filed by a Party other than the Registrant ☒

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☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

ACACIA RESEARCH CORPORATION
(Name of Registrant as Specified in Its Charter)

Sidus Investment Partners, L.P.

Sidus Double Alpha Fund, L.P.

Sidus Double Alpha, Ltd.

Sidus Advisors, LLC

Sidus Investment Management, LLC

Michael J. Barone

Alfred V. Tobia Jr.

BLR PARTNERS LP

BLRPart, LP

BLRGP Inc.

Fondren Management, LP

FMLP Inc.

Bradley L. Radoff

CLIFFORD PRESS

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 26, 2018

SIDUS INVESTMENT PARTNERS, L.P. AND BLR PARTNERS LP

__________________, 2018

Dear Fellow Acacia Stockholder:

Sidus Investment Partners, L.P., BLR Partners LP and the other participants in this solicitation (collectively, “Sidus” or “we”) are the beneficial owners of an aggregate of 2,120,000 shares of common stock, par value $0.001 per share (the “Common Stock”), of Acacia Research Corporation, a Delaware corporation (“Acacia” or the “Company”), representing approximately 4.2% of the outstanding shares of Common Stock. For the reasons set forth in the attached Proxy Statement, we believe meaningful changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with your best interests. We are seeking your support for the election of our two (2) nominees at the annual meeting of stockholders scheduled to be held on [______, ________, 2018] at [_____, in Newport Beach, California, beginning at _:__ _.m., local time] (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). We are seeking representation on the Board because we believe that the Board will benefit from the addition of directors with relevant skill sets and a shared objective of enhancing value for the benefit of all Acacia stockholders. The individuals that we have nominated are highly-qualified, capable and ready to serve the stockholders of Acacia.

Like all of Acacia’s other stockholders, we will only be able to achieve a return on our investment upon the appreciation in value of Acacia’s stock. We believe that there is significant value to be realized at Acacia; however, given the Company’s financial and stock price underperformance under the oversight of the current Board, we strongly believe that the Board must be reconstituted to ensure that the interests of the stockholders, the true owners of Acacia, are appropriately represented in the boardroom. We believe that the Board will benefit from our nominees’ financial expertise and track records of value creation. The Company has a classified Board, which is currently divided into three (3) classes. The terms of two (2) Class III directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our two (2) nominees in opposition to two (2) of the Company’s director nominees for the class with terms ending in 2021. Your vote to elect our nominees will have the legal effect of replacing two (2) incumbent directors with our nominees. If elected, our nominees will constitute a minority on the Board and there can be no guarantee that our nominees will be able to implement any actions that they may believe are necessary to unlock stockholder value.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today. The attached Proxy Statement and the enclosed BLUE proxy card are first being mailed to stockholders on or about [______], 2018.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated BLUE proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Alfred V. Tobia Jr. and Bradley L. Radoff

Alfred V. Tobia Jr. and Bradley L. Radoff
Sidus Investment Partners, L.P. and BLR Partners LP

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Sidus’ proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 26, 2018

2018 ANNUAL MEETING OF STOCKHOLDERS
OF
ACACIA RESEARCH CORPORATION

_________________________

PROXY STATEMENT
OF
SIDUS INVESTMENT PARTNERS, L.P. AND BLR PARTNERS LP

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Sidus Investment Partners, L.P., a Delaware limited partnership (“Sidus Partners”), BLR Partners LP, a Texas limited partnership (“BLR Partners”), and the other participants in this solicitation (collectively, “Sidus” or “we”) are significant stockholders of Acacia Research Corporation, a Delaware corporation (“Acacia” or the “Company”), who collectively beneficially own an aggregate of 2,120,000 shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company, representing approximately 4.2% of the outstanding shares of Common Stock. We believe that the Board of Directors of the Company (the “Board”) must be meaningfully reconstituted to ensure that the best interests of stockholders are appropriately represented in the boardroom. We have nominated directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value. We are seeking your support at the annual meeting of stockholders scheduled to be held on [______, ________, 2018] at [_____, in Newport Beach, California, beginning at _:__ _.m., local time] (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect Sidus’ two (2) director nominees, Clifford Press and Alfred V. Tobia Jr. (each a “Nominee” and, collectively, the “Nominees”), to the Board as Class III directors to serve until the 2021 annual meeting of stockholders or until their respective successors are duly elected and qualified;
2.	To ratify the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018;
3.	To approve, by advisory vote, the compensation of the Company’s named executive officers (the “Say-on-Pay Proposal”);
4.	To approve the adoption of the 2018 Acacia Research Corporation Stock Incentive Plan (the “Stock Incentive Plan”), which authorizes the issuance of equity awards, including stock options, restricted stock units and direct stock awards; and
5.	To transact such other business as may properly come before the Annual Meeting.

Sidus Partners, Sidus Double Alpha Fund, L.P., a Delaware limited partnership (“Sidus Double Alpha”), Sidus Double Alpha, Ltd., a Cayman islands exempted company (“Sidus Double Alpha Offshore”), Sidus Advisors, LLC, a Delaware limited liability company (“Sidus Advisors”), Sidus Investment Management, LLC, a Delaware limited liability company (“Sidus Management”), Michael J. Barone, Alfred V. Tobia Jr., BLR Partners, BLRPart, LP, a Texas limited partnership (“BLRPart GP”), BLRGP Inc., a Texas S corporation (“BLRGP”), Fondren Management, LP, a Texas limited partnership (“Fondren Management”), FMLP Inc., a Texas S corporation (“FMLP”), Bradley L. Radoff and Clifford Press are members of a group (the “Group”) formed in connection with this proxy solicitation and are deemed participants in this proxy solicitation.

As of the date hereof, the participants in this solicitation collectively own 2,120,000 shares of Common Stock (the “Sidus Group Shares”). We intend to vote such shares FOR the election of the Nominees, FOR the ratification of the selection of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018, AGAINST the Say-on-Pay Proposal and AGAINST the adoption of the Stock Incentive Plan, as described herein.

The Company has set the close of business on [_______], 2018 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 520 Newport Center Drive, 12th Floor, Newport Beach, California 92660. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were [_______] shares of Common Stock outstanding.

This Proxy Statement and the enclosed BLUE proxy card are first being mailed to stockholders on or about [____________], 2018.

THIS SOLICITATION IS BEING MADE BY SIDUS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH SIDUS IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

SIDUS URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at [http://www._______]

______________________________

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IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. Sidus urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with Sidus’ recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Sidus, c/o Saratoga Proxy Consulting LLC (“Saratoga”), in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our two (2) Nominees only on our BLUE proxy card. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

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If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Sidus’ proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

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BACKGROUND TO THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•	In December 2015, certain members of Sidus first invested in Acacia.
•	On October 31, 2017, Michael J. Barone, a Managing Member of Sidus Management, had a telephone conversation with Robert B. Stewart Jr., the President of the Company. During the call, Mr. Stewart indicated that he would be setting up a non-deal roadshow before the end of the year to explain the Company’s new strategy. The non-deal roadshow never came to fruition.
•	On January 3, 2018, Mr. Barone spoke with Mr. Stewart to inquire about why the non-deal roadshow never occurred. In Sidus’ view, Mr. Stewart was unable to provide a satisfactory response.
•	On January 9, 2018, Mr. Barone had a telephone conversation with Mr. Stewart to discuss Sidus’ concerns regarding the Company’s recent stock option grants. In the course of their discussions, Mr. Stewart expressed displeasure that he received fewer option awards than non-operating Board members, and encouraged Mr. Barone to discuss the matter further with G. Louis Graziadio, III, the Executive Chairman of the Company.
•	On January 12, 2018, Mr. Barone sent an e-mail to Mr. Stewart requesting a meeting with Mr. Graziadio. On the same day, Mr. Stewart advised that he would pass the request along to Mr. Graziadio.
•	On January 23, 2018, Mr. Barone sent a follow-up e-mail to Mr. Stewart inquiring about the meeting with Mr. Graziadio.
•

On January 26, 2018, pursuant to his e-mail requests earlier in the month, Mr. Barone had a telephone conversation with Messrs. Graziadio and Stewart and James F. Sanders, a director of the Company. The representatives of the Company were generally unresponsive to questions regarding Acacia’s corporate strategy. When discussing the recent stock option grants, Sidus’ concerns were exacerbated when Mr. Graziadio indicated that rather than reducing his option grant, additional options would be granted to operating personnel.

•

On three occasions during the month of January, Clifford Press, a nominee of Sidus, attempted to schedule a meeting with Mr. Graziadio to discuss the Company generally and its strategic direction. Specifically, Mr. Press called Acacia’s main number three times. On two occasions, he was transferred to the voicemail box of Acacia’s Investor Relations department and left messages, which were never returned. The third time he spoke to an unnamed Company representative who informed him that he could not direct Mr. Press to Mr. Graziadio and that Acacia does not give out Mr. Graziadio’s number.

•	On February 6, 2018, Mr. Barone had a telephone conversation with Mr. Stewart during which Mr. Stewart indicated he would embark on a non-deal roadshow before the end of the month. Once again, the roadshow never materialized.
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•	On February 16, 2018, Mr. Barone sent an e-mail to Mr. Stewart requesting a meeting with Mr. Graziadio and Frank E. Walsh, III, a director of the Company, but received no response.
•	On March 6, 2018, Mr. Barone sent an e-mail to Mr. Stewart inquiring about when the non-deal roadshow will be held. Mr. Barone received a response indicating that a date had not yet been finalized for the roadshow.
•

On March 8, 2018, Sidus delivered a letter (the “Nomination Letter”) to the Company nominating three candidates, including Mr. Press and Alfred V. Tobia Jr., for election to the Board at the Annual Meeting. In the Nomination Letter, Sidus stated its belief that the terms of two (2) directors currently serving on the Board expire at the Annual Meeting, and, if this remains the case, Sidus will withdraw one (1) of its nominees. Also on March 8, 2018, Sidus delivered a private letter to Mr. Graziadio and the other members of the Board expressing serious concerns regarding the Company and certain of its directors. In its private letter, Sidus expressed its concerns with the destruction of value and change in strategic direction under the current leadership team. Sidus also expressed its concerns with perceived conflicts of interest, such as the relationship between Messrs. Graziadio and Sanders (as more fully described in the “Reasons for the Solicitation” section below).

•	On March 14, 2018, Mr. Press sent a private letter to Mr. Walsh explaining some of his concerns with the Board.
•	On March 19, 2018, the Company publicly acknowledged receipt of the Nomination Letter. On the same day, Sidus received a letter from the Company in response to its March 8th private letter.
•	On March 20, 2018, Sidus issued an open letter to the Company’s stockholders. In the letter, Sidus expressed its concerns with the destruction of value and change in strategic direction under the current leadership team, and announced its nominations of Messrs. Press and Tobia for election to the Board at the Annual Meeting. Sidus also informed stockholders that it had been advised that Acacia notified Broadridge Financial Solutions (“Broadridge”) of an April 9th record date and a June 7th meeting date for the Annual Meeting.
•	Also on March 20, 2018, Sidus delivered a letter to Acacia formally withdrawing the nomination of its third director candidate.
•	On March 21, 2018, Acacia issued a letter to the Company’s stockholders in response to Sidus’ March 20th letter. In its letter, the Company appeared to disavow the April 9th record date and June 7th meeting date for the Annual Meeting.
•	Later on March 21, 2018, Sidus issued a press release in response to Acacia’s March 21st letter. In its statement, Sidus revealed that, despite the Company’s apparent attempt to disavow the April 9th record date and June 7th meeting date for the Annual Meeting, such dates still appear on Broadridge’s system.
•	On March 23, 2018, Sidus delivered a private letter to the Board in which it raised additional concerns regarding certain Board members and the Board’s oversight of the Company in general.
•	On March 28, 2018, after market close, representatives of Sidus were notified that the Nominating and Governance Committee would like to interview the Nominees, but that the meetings would need to take place prior to the committee’s scheduled meeting on Good Friday, March 30th. Shortly thereafter, Mr. Tobia informed the Company that Sidus was happy to make the Nominees available but would like to have a dialogue with the Board to address the concerns it had previously raised.
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•	On March 29, 2018, Bradley L. Radoff sent an e-mail to Mr. Graziadio as a follow up to the March 28th correspondence and advised Mr. Graziadio that he would like to meet next week to discuss the issues raised in Sidus’ prior correspondence and offered to do so in California at Mr. Graziadio’s convenience. A meeting was scheduled for April 6th in California to take place at the offices of Acacia’s legal counsel.
•	On March 30, 2018, the Board was expanded from six (6) to eight (8) directors and the Board unilaterally appointed Joseph E. Davis as a Class I director with a term expiring at the 2019 annual meeting of stockholders (the “2019 Annual Meeting”) and Paul Falzone as a Class II director with a term expiring at the 2020 annual meeting of stockholders (the “2020 Annual Meeting”).
•

On two occasions during the month of March, Mr. Press contacted Mr. Walsh at his office number in an attempt to discuss Acacia generally. On one occasion Mr. Press left a message with Mr. Walsh’s secretary, and the other time Mr. Press left a voicemail. Neither message was returned.

•	On April 2, 2018, the Company issued a press release announcing the unilateral appointments of Messrs. Davis and Falzone to the Board.
•	Also on April 2, 2018, the Company filed its preliminary proxy statement in connection with the Annual Meeting.
•	On April 3, 2018, Sidus issued a press release expressing its belief that the recent unilateral director appointments represent entrenchment tactics by the incumbent Board. Sidus also reminded stockholders of Acacia’s significant stock price decline since Mr. Graziadio’s appointment as Executive Chairman.
•	On April 4, 2018, due to the Board’s unilateral appointments of two (2) directors without any prior discussion with Sidus, Mr. Radoff questioned the sincerity of the scheduled April 6th meeting and requested to conduct the meeting telephonically.
•	On April 5, 2018, Sidus filed its preliminary proxy statement in connection with the Annual Meeting.
•

Also on April 5, 2018, Mr. Radoff received a response from Mr. Graziadio to his request to conduct the April 6th meeting telephonically following the unilateral director appointments by the Board. Mr. Graziadio claimed to be “surprised” by the request and stated that he did not believe a telephonic meeting would be appropriate, but that he could meet on other dates if April 6th no longer worked. Shortly thereafter, Mr. Radoff responded to Mr. Graziadio explaining his belief that Mr. Graziadio’s “surprise” to his reaction to the Board’s unilateral director appointments was hardly believable given Acacia’s representation by multiple advisory firms with extensive experience in contested situations. Mr. Radoff advised Mr. Graziadio of his availability to meet.

•	On April 9, 2018, Sidus received a letter from Acacia seeking information purportedly “required by the Company to determine the eligibility of each of the Nominees to serve as a director of the Company.” The information sought by Acacia related to any securities ownership, financial instruments or arrangements, or any contracts, arrangements or understandings related to Veritone, Inc. held by the members of Sidus or any Nominee during the past two years.
•	On April 10, 2018, Sidus issued a press release expressing its belief that the incumbent directors must be held accountable for the continued destruction of stockholder value. Sidus also cautioned the Board not to take any action to use corporate resources or engage in any material transaction without stockholder approval or prior to stockholders having the opportunity to vote on the composition of the Board.
•	Also on April 10, 2018, Messrs. Radoff and Graziadio scheduled to meet on April 17th in California. Mr. Graziadio advised Mr. Radoff that he would provide details for the meeting as soon as a location was identified.
•	On April 15, 2018, Mr. Radoff inquired as to the location of the meeting because no details had been provided.
•

On April 16, 2018, Mr. Radoff received a response from Mr. Graziadio indicating that the name and address of the meeting location would be provided. To expedite the planning process given that his flight to California was in a few hours, Mr. Radoff proposed a meeting location, which was agreed to by Mr. Graziadio. Mr. Graziadio also indicated that Edward J. Treska, the Company’s Executive Vice President, General Counsel and Corporate Secretary, would be attending the meeting. Mr. Radoff requested that Mr. Treska not attend because Mr. Radoff was not bringing legal counsel to the meeting. Mr. Graziadio refused this request and advised Mr. Radoff to bring an additional representative if he felt it was necessary, which Mr. Radoff believed was impractical given the short notice and location of the meeting. Nevertheless, Mr. Radoff decided to attend.

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•	On April 18, 2018, Mr. Radoff received an email from Mr. Graziadio indicating that the Company agrees that a proxy fight would not be productive and is open to suggestions.
•	On April 19, 2018, in its revised preliminary proxy statement, Acacia disclosed that Edward W. Frykman, a member of the Board since 1996, passed away on April 14, 2018. Acacia also disclosed that on April 18, 2018, the size of the Board was reduced from eight (8) to seven (7) members. The Company’s revised disclosure also removed the reference to Acacia retaining Spotlight Advisors, LLC (“Spotlight”) to advise the Company in connection with the proxy contest; however, it is unclear whether Acacia terminated its relationship with Spotlight or just removed the disclosure related to its engagement.
•	On April 20, 2018, Mr. Radoff sent an email to Mr. Graziadio explaining that he shares a desire to engage in a constructive dialogue to avoid a costly proxy contest. Mr. Radoff highlighted several areas of concern that Sidus believes must be addressed, including, among others, the composition of the Board, compensation practices, the lack of a Chief Executive Officer and repeated poor governance risk scores from Institutional Shareholder Services (Acacia has been assigned a score of “9” for at least the past four annual meetings, where a “10” is the worst possible score and indicates maximum governance risk). Mr. Radoff asked what could be done to address these concerns and reiterated that Sidus is happy to make the Nominees available once the Board acknowledges these issues.
•	On April 23, 2018, Mr. Radoff received an email from Mr. Graziadio indicating that Acacia strongly disagrees with Sidus’ assessment of the Company’s corporate governance, but believes it would be useful to meet with the Nominees in California.

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REASONS FOR THE SOLICITATION

WE BELIEVE THAT MEANINGFUL CHANGE TO

ACACIA’S BOARD IS NEEDED NOW

Over the past several months, we have made multiple attempts to engage in a constructive dialogue with Acacia’s Board and management team to privately discuss our concerns regarding the destruction of stockholder value and the Company’s corporate governance shortcomings and strategic direction. After our efforts to engage in a constructive dialogue with the Board and management team were repeatedly rebuffed, we felt we were left with no choice other than to nominate independent candidates for election to the Board, who we believe will support improved corporate governance, transparency with stockholders and drive for increased stockholder value.

We are concerned that Acacia will continue to generate losses for stockholders until the Board is reconstituted with representatives of stockholders’ choosing – of the Board’s seven directors, four have been hand-picked by the incumbent Board and never elected by stockholders. We believe it is evident that real and immediate change is needed on the Board to ensure that the interests of stockholders, the true owners of the Company, are appropriately represented in the boardroom.

We are Concerned with the Destruction of Stockholder Value at Acacia

We believe stockholders should be seriously concerned with the Company’s poor stock price performance. The Company’s total shareholder returns have been negative over the past one, three, five and ten-year periods. Over each such period, Acacia has significantly trailed the NASDAQ Composite Index and the NASDAQ-100 Technology Sector Index.

	1-Year	3-Year	5-Year	10-Year
ACTG	-34.4%	-65.0%	-86.6%	-32.4%
NASDAQ Composite Index	22.2%	49.5%	130.2%	249.2%
NASDAQ-100 Technology Sector Index	29.1%	85.9%	197.0%	319.4%

Underperformance v. NASDAQ Composite	-56.6%	-114.5%	-216.8%	-281.6%
Underperformance v. NASDAQ Technology	-63.5%	-150.9%	-283.6%	-351.8%

Source: Bloomberg, calculated as of April 4, 2018.

It is evident to us that the significant destruction of stockholder value that has persisted over the near and long term under the leadership of the incumbent Board (more than half of the members of which have been hand-picked by the Board and never elected by stockholders) warrants an overhaul in the boardroom.

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We are Troubled by the Apparent Lack of Effective Oversight at Acacia

We believe that the Board of Acacia, as currently constituted, has proven itself unwilling or unable to function with the level of care that stockholders would expect from public company directors. In our opinion, this lack of effective oversight has led to the significant destruction of stockholder value.

According to the Company’s past ten proxy statements, the Nominating and Governance Committee held just one meeting during each of the last ten fiscal years. We find this particularly alarming considering that the Board unilaterally appointed Frank Walsh in 2016 and James Sanders in 2017, which makes us question whether their selection was the result of a comprehensive search process to identify highly qualified candidates or if they were appointed at the behest of Executive Chairman Louis Graziadio. Notably, both of these Board-appointed directors have long-standing ties to Mr. Graziadio. Since 1998, Mr. Sanders has served as secretary and general counsel of Boss Holdings, Inc., a company of which Mr. Graziadio serves as Chairman and Chief Executive Officer and is the controlling stockholder. Mr. Sanders also serves as a Trustee of the Graziadio Family Trust. Mr. Walsh’s ties to Mr. Graziadio include serving together on the board of directors of World Point Terminals Inc. (where they both continue to serve as directors today). Given the foregoing, and the fact that the Company disclosed that the Board first considered appointing Joseph Davis and Paul Falzone as directors two weeks after receiving our director nominations, we question Acacia’s claims that their appointments “follows a search process conducted by the Acacia Board of Directors within the past year.” Rather than a proactive change, we believe the appointment of Messrs. Davis and Falzone, who each lack any record of public company board experience, was a defensive and reactionary response to our nominations and public criticisms.

The apparent inactivity of the Nominating and Governance Committee could, in our view, help explain the Company’s lack of a permanent Chief Executive Officer since December 2015. According to its Charter, one of the responsibilities of the Nominating and Governance Committee is to review “the succession plans relating to positions held by senior executives, and make recommendations to the Board regarding the selections of individuals to fill these positions.” Nearly 2.5 years later, the CEO position remains unfilled.

We are also concerned that Acacia lacks the expertise to execute the new business model adopted under Mr. Graziadio’s leadership, described as leveraging “our experience, expertise, data and relationships developed as a leader in the IP industry to pursue opportunities to partner with high-growth companies…in the areas of Artificial Intelligence (AI) and machine learning, machine vision, robotics and blockchain technologies.”1 We note that the Company lists 53 categories of technology in which it has past experience and purchased patent portfolios, none of which appear to include these new areas of investment.

Further, as disclosed in the Company’s proxy statement, each of the three key standing committees of the Board – the Audit, Compensation, and Nominating and Governance Committees – appointed a Chairman on March 30, 2018. Considering that the Company’s proxy statement for the 2017 annual meeting of stockholders (the “2017 Annual Meeting”) did not include any disclosure regarding the identities of the Chairman of such committees, we are left to speculate whether these committees even had a Chairman prior to March 30th. This could help explain some of Acacia’s shortfalls that would ordinarily be under the purview of such committees.

1 Acacia press release dated February 13, 2018. Also see Form 10-K filed March 7, 2018.

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We are Concerned by Acacia’s Unusual and, in our view, Excessive Compensation Practices

We believe that the Board’s failure to provide effective oversight on behalf of stockholders is reflected in excessive and unconventional compensation arrangements for insiders. Following Mr. Graziadio’s appointment as Executive Chairman, the Company established an indirect subsidiary, AIP Operation LLC (“AIP”), to receive contributions of corporate assets (without providing any consideration in return) and adopted a corresponding profits interest plan pursuant to which an appreciation in these contributed assets provides additional compensation to certain of the Company’s directors and officers. For example, according to the Company’s Form 10-K for fiscal 2017, the Company contributed the Veritone 10% Warrant, which provides for the issuance of 809,400 shares of common stock of Veritone, Inc. at an exercise price of $13.6088 per share, to AIP where certain of Acacia’s officers and directors have been allocated 40% of any realized appreciation in the contributed assets through profits interests. We do not believe that it is appropriate for stockholders to take the risk of loss on the capital invested while insiders receive such a significant percentage of the upside if it succeeds.

Furthermore, despite the nearly 41% decline in Acacia’s stock price since Mr. Graziadio’s appointment as Executive Chairman, he has been, in our view, generously compensated by Acacia.2 At the time of Mr. Graziadio’s appointment as Executive Chairman, the Company disclosed that he would “not receive a salary for his service as Executive Chairman” other than what he would be entitled to as a director, and that Second Southern Corp. (“Second Southern”), a company wholly owned by Mr. Graziadio, would be entitled to certain payments as “reimbursement” for its costs and expenses (including personnel, facilities and supplies) incurred in connection with Mr. Graziadio’s performance of his duties. However, despite not being an employee of the Company, Mr. Graziadio managed to obtain $2,417,426 in aggregate compensation in fiscal 2016, consisting of $375,000 paid to Second Southern, an option grant valued at $1,962,422 and a director fee of $80,004.

We Believe the Company Suffers from Poor Corporate Governance Practices that Limit Stockholders’ Rights

We believe that the Company’s poor corporate governance has severely limited the ability of stockholders to seek effective and meaningful change at the Company. The Board is classified into three separate classes, meaning its directors are only subject to re-election by stockholders once every three years. What is worse, however, is that Acacia has repeatedly used its classified Board to shield newly appointed nominees from a stockholder vote. Following the unilateral appointments of Messrs. Davis and Falzone on March 30, 2018, the Board consists of seven directors – four of whom have been hand-picked by the incumbent Board and never elected by stockholders. Rather than putting these directors up for election at the upcoming Annual Meeting, the Board appointed Messrs. Davis and Falzone into classes with terms that do not expire until the 2019 Annual Meeting and 2020 Annual Meeting, respectively. This is the same tactic used by the Board when it appointed Mr. Walsh (appointed in 2016, but not subject to stockholder approval until the upcoming Annual Meeting) and Mr. Sanders (appointed in 2017, but not subject to stockholder approval until the 2019 Annual Meeting). Notably, excluding these un-elected directors, the average tenure of the remaining three incumbent directors is astonishingly over 16 years (with each such director having served on the Board for at least a decade and one of which has a tenure over 20 years). The average tenure was even more alarming prior to Edward W. Frykman, a director since 1996, passing away on April 14, 2018.

2 Stock price decline calculated as of April 4, 2018. Mr. Graziadio was appointed as Executive Chairman on August 1, 2016.

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We believe that the ability of stockholders to select directors each year is an important check on the performance of the Board and is essential to allow stockholder input on the trajectory of the Company and ensuring the best individuals are on the Board to oversee their investment. It is our view that the Board’s current classified structure, coupled with the repeated practice of appointing directors to classes not subject to re-election until future meetings, hinders stockholders’ ability to regularly and effectively hold directors accountable and both insulates and entrenches the incumbent directors.

Other corporate governance provisions that are problematic, in our view, include the fact that stockholders are prohibited from taking action by written consent, cannot call special meetings and can amend certain provisions of the Company’s organizational documents (including all Bylaw provisions) only with a prohibitively high supermajority vote of two-thirds of all outstanding shares. We are concerned that these governance provisions, which prohibit stockholders from taking action between annual meetings, severely limit the ability of stockholders to seek effective change at Acacia. We believe it is contrary to good corporate governance practices for the Board to utilize Acacia’s corporate machinery to insulate itself from the Company’s stockholders.

THERE IS A BETTER WAY FORWARD

We strongly believe that despite management’s and the Board’s apparent failures, there is still an opportunity for stockholders to realize significant value at Acacia. If elected, our Nominees will aim to work with the rest of the Board to implement improved corporate governance practices and seek to produce higher returns for stockholders. Specifically, our Nominees will seek to take the necessary steps to eliminate stockholder-unfriendly governance provisions from the Company’s organizational documents such as the classified Board structure and the inability of stockholders to take action by written consent or call special meetings. Our Nominees are committed to fully and fairly evaluating all opportunities to enhance stockholder value and increasing transparency with stockholders. They will also seek to complete the search process for the Company’s permanent Chief Executive Officer that was initially commenced by the Board on December 21, 2015 and eliminate the pay practices that they believe are problematic as explained above.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company currently has a classified Board, which is divided into three (3) classes. The directors in each class are elected for terms of three (3) years so that the term of office of one (1) class of directors expires at each annual meeting of stockholders. We believe that the terms of two (2) Class III directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our two (2) Nominees, Clifford Press and Alfred V. Tobia Jr., in opposition to two (2) of the Company’s director nominees for terms ending in 2021. Your vote to elect the Nominees will have the legal effect of replacing two (2) incumbent directors of the Company with the Nominees. If elected, the Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they will be able to implement any actions that they may believe are necessary to enhance stockholder value.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States of America.

Clifford Press, age 64, has been a Managing Member of OPP, LLC and its predecessor, Oliver Press Partners, LLC, an investment advisory firm, since March 2005. From 1986 to March 2003, Mr. Press served as a General Partner of Hyde Park Holdings, Inc., a private equity investment firm that he co-founded. Mr. Press currently serves on the Board of Directors of each of Stewart Information Services Corporation (NYSE:STC), a real estate information, title insurance and transaction management company, since October 2016, Quantum Corporation (NYSE:QTM), a provider of scale-out tiered storage, archive and data protection, providing solutions for capturing, sharing, managing and preserving digital assets over the entire data lifecycle, since April 2016, and Drive Shack, Inc. (NYSE:DS), an owner and operator of golf-related leisure and entertainment businesses, since February 2016. From March 2008 to November 2009, Mr. Press served as a director of Coherent Inc. (NASDAQ:COHR), a manufacturer of laser based photonic products. From December 2011 until the company was acquired in February 2013, Mr. Press served as a director of SeaBright Holdings, Inc. (formerly NYSE:SBX), a specialty provider of multi-jurisdictional workers’ compensation insurance. From 2001 to June 2011, Mr. Press served as a director of GM Network Ltd., a private holding company providing Internet-based digital currency services. Mr. Press received his MA degree from Oxford University and an MBA degree from Harvard Business School.

Sidus believes that Mr. Press’s financial expertise and over 25 years of experience investing in a broad range of public and private companies, together with his governance oriented public company board experience, makes him well qualified to serve on the Board.

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Alfred V. Tobia Jr., age 53, has served as Managing Member of Sidus Investment Management, LLC, an investment firm he co-founded that specializes in value-based, small and midcap securities, since 2000. Mr. Tobia has also served as Managing Member of Sidus IV Capital Management, LLC, a credit fund, since 2009. From 1996 to 2000, Mr. Tobia served as Senior Managing Director and Supervisory Analyst within the data networking and telecommunication equipment sectors at Banc of America Securities LLC (formerly Montgomery Securities). From 1992 to 1996, he was a Senior Analyst at Wertheim Schroeder & Co., an investment firm, where he focused on PC and entertainment software, data networking and special situations. During this period, Mr. Tobia was twice named to the Wall Street Journal’s Analyst All-Star team for stock selection. From 1986 to 1992, Mr. Tobia was an analyst at Mabon Nugent & Co., a New York stock brokerage and investment bank, covering various sectors of technology. Mr. Tobia has served as a director of Harte Hanks, Inc. (NYSE:HHS), a global marketing services firm, since July 2017. Mr. Tobia earned his B.A. in Engineering from Lafayette College.

Sidus believes Mr. Tobia’s expertise in corporate finance, strategic planning and the capital and credit markets, coupled with his executive experience through the management of an investment fund, well qualifies him to serve on the Board.

Mr. Press’s principal business address is c/o OPP, LLC, 152 West 57th Street, 32nd Floor, New York, New York 10019.  Mr. Tobia’s principal business address is 767 Third Avenue, 15th Floor, New York, New York 10017.

As of the date hereof, Mr. Press does not own beneficially or of record any securities of the Company.

As of the date hereof, Mr. Tobia does not directly own any securities of the Company. By virtue of his relationship with Sidus Management, Mr. Tobia may be deemed the beneficial owner of the 1,030,000 shares of Common Stock owned in the aggregate by Sidus Partners, Sidus Double Alpha, Sidus Double Alpha Offshore and held in an account for which Sidus Management serves as the sub-advisor (the “Managed Account”), as further explained elsewhere in this Proxy Statement.

Each Nominee may be deemed to be a member of the Group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each Nominee specifically disclaims beneficial ownership of shares of Common Stock that he does not directly own. For information regarding purchases and sales during the past two (2) years by the Nominees and the members of the Group of securities of the Company, see Schedule I.

On March 8, 2018, the members of the Group entered into a Group Agreement in which, among other things, the parties agreed (i) to solicit proxies for the election of the Nominees at the Annual Meeting and (ii) that all expenses incurred in connection with the solicitation shall be split between BLR Partners and its affiliates (50%) and Sidus Partners and its affiliates (50%).

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Other than as stated herein, there are no arrangements or understandings between the members of the Group or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

Each Nominee presently is, and if elected as a director of the Company, each of the Nominees would, in our view, be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED BLUE PROXY CARD.

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PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has selected, and the Board has approved, Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018, subject to ratification by stockholders. Accordingly, the Company is submitting the appointment of Grant Thornton LLP for ratification of the stockholders at the Annual Meeting.

As disclosed in the Company’s proxy statement, if stockholders do not ratify the selection of Grant Thornton LLP, or if Grant Thornton LLP should decline to act or otherwise become incapable of acting as the Company’s independent registered public accounting firm, or if the Company’s engagement of Grant Thornton LLP as the Company’s independent registered public accounting firm should be discontinued, the Board, on the recommendation of the Audit Committee, will appoint a substitute independent registered public accounting firm.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF GRANT THORNTON LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL NO. 3

ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, as required by Section 14A of the Exchange Act, the Board is submitting a separate resolution for the Company’s stockholders to approve, on an advisory basis, the compensation of Acacia’s named executive officers. As described by the Company, this is an opportunity for stockholders, through what is commonly referred to as a “say-on-pay” vote, to endorse or not endorse the Company’s executive compensation program. This Say-on-Pay Proposal is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement. Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the stockholders of Acacia Research Corporation approve, on an advisory basis, the compensation of the named executive officers of Acacia Research Corporation as disclosed in Acacia Research Corporation’s Definitive Proxy Statement for the 2018 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table, and the other related tables and disclosure.”

As disclosed in the Company’s proxy statement, the stockholder vote on the Say-on-Pay Proposal is an advisory vote only and is not binding on the Company, the Board or the Compensation Committee. However, the Company has disclosed that it will consider stockholders’ concerns and evaluate the appropriate actions to address those concerns.

As explained in the “Reasons for the Solicitation” section above, Sidus is concerned by Acacia’s compensation practices, including its award of profits interests in AIP to certain of Acacia’s officers and directors, and encourages stockholders to vote against this Say-on-Pay Proposal.

WE RECOMMEND A VOTE AGAINST THE SAY-ON-PAY PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL NO. 4

APPROVAL OF THE 2018 ACACIA RESEARCH CORPORATION STOCK INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, the Board adopted the 2018 Acacia Research Corporation Stock Incentive Plan on March 30, 2018, subject to the approval of the Company’s stockholders at the Annual Meeting. Accordingly, the Company is asking stockholders to approve the Stock Incentive Plan.

A summary of the Stock Incentive Plan and the material terms thereof are set forth in the Company’s proxy statement, along with a copy of the Stock Incentive Plan.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE COMPANY’S STOCK INCENTIVE PLAN AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, Sidus believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, FOR the ratification of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018, AGAINST the Say-on-Pay Proposal, AGAINST the approval of the Company’s Stock Incentive Plan, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate two (2) candidates for election at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only our two (2) Nominees. Accordingly, the enclosed BLUE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. The participants in this solicitation intend to vote the Sidus Group Shares in favor of the Nominees. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

While we currently intend to vote all of the Sidus Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Sidus Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. We would only intend to vote some or all of the Sidus Group Shares for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting the Sidus Group Shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed BLUE proxy card will be voted at the Annual Meeting as marked.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the Annual Meeting, the presence, in person or by proxy, of the holders of at least a majority of the outstanding shares of Common Stock as of the Record Date will be considered a quorum for the transaction of business.

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Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote by mail or attend the Annual Meeting in person in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on the proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a majority vote standard for non-contested director elections and a plurality standard for contested director elections. As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested, so the two (2) nominees for director receiving the highest vote totals will be elected as directors of the Company. With respect to the election of directors, only votes cast “FOR” a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee. Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Ratification of the Selection of Accounting Firm ─ According to the Company’s proxy statement, assuming that a quorum is present, for the ratification of Grant Thornton LLP, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval. The Company has indicated that abstentions will have the same effect as a vote against this proposal and that the Company does not anticipate receiving any broker non-votes on this proposal. We do not believe that broker non-votes will have any effect on this proposal.

Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, for the advisory vote on executive compensation, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval. The Company has indicated that abstentions will have the same effect as a vote against this proposal and broker non-votes will have no effect on this proposal.

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Approval of the Stock Incentive Plan ─ According to the Company’s proxy statement, assuming that a quorum is present, for the approval of the Stock Incentive Plan, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval. The Company has indicated that abstentions will have the same effect as a vote against this proposal and broker non-votes will have no effect on this proposal.

Under applicable Delaware law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Sidus’ recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Sidus in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at 520 Newport Center Drive, 12th Floor, Newport Beach, California 92660 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Sidus in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Sidus. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Members of Sidus have entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratgoa will receive a fee not to exceed $[_____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Sidus has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Sidus will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately [____] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Sidus. Costs of this solicitation of proxies are currently estimated to be approximately $[___________] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Sidus estimates that through the date hereof its expenses in connection with this solicitation are approximately $[___________]. To the extent legally permissible, if Sidus is successful in its proxy solicitation, Sidus intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. Sidus does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

Sidus Partners, Sidus Double Alpha, Sidus Double Alpha Offshore, Sidus Advisors, Sidus Management, BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP and Messrs. Barone, Tobia, Radoff and Press are participants in this solicitation. The principal business of BLR Partners is investing in securities. The principal business of BLRPart GP is serving as the general partner of BLR Partners. The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP. Sidus Partners, Sidus Double Alpha and Sidus Double Alpha Offshore are each principally engaged in the private investment fund business. The principal business of Sidus Advisors is serving as the general partner of each of Sidus Partners and Sidus Double Alpha. The principal business of Sidus Management is serving as the investment manager of Sidus Partners, Sidus Double Alpha, Sidus Double Alpha Offshore and as a sub-advisor to the Managed Account. Messrs. Barone and Tobia each serve as a Managing Member of Sidus Management and Sidus Advisors.

The address of the principal office of each of Sidus Partners, Sidus Double Alpha, Sidus Double Alpha Offshore, Sidus Advisors, Sidus Management and Messrs. Barone and Tobia is 767 Third Avenue, 15th Floor, New York, New York 10017. The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, Texas 77027.

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As of the date hereof, Sidus Partners directly beneficially owns 167,448 shares of Common Stock of the Company. As of the date hereof, Sidus Double Alpha directly beneficially owns 458,461 shares of Common Stock. As of the date hereof, Sidus Double Alpha Offshore directly beneficially owns 209,967 shares of Common Stock. As of the date hereof, 194,124 shares of Common Stock were held in the Managed Account. Sidus Advisors, as the general partner of each of Sidus Partners and Sidus Double Alpha, may be deemed to beneficially own the (i) 167,448 shares of Common Stock owned directly by Sidus Partners and (ii) 458,461 shares of Common Stock owned directly by Sidus Double Alpha. Sidus Management, as the investment manager of each of Sidus Partners, Sidus Double Alpha and Sidus Double Alpha Offshore, and as the sub-advisor of the Managed Account, may be deemed to beneficially own the (i) 167,448 shares of Common Stock owned directly by Sidus Partners, (ii) 458,461 shares of Common Stock owned directly by Sidus Double Alpha, (iii) 209,967 shares of Common Stock owned directly by Sidus Double Alpha Offshore and (iv) 194,124 shares of Common Stock held in the Managed Account. Each of Messrs. Barone and Tobia, as a Managing Member of Sidus Management, may be deemed to beneficially own the (i) 167,448 shares of Common Stock owned directly by Sidus Partners, (ii) 458,461 shares of Common Stock owned directly by Sidus Double Alpha, (iii) 209,967 shares of Common Stock owned directly by Sidus Double Alpha Offshore and (iv) 194,124 shares of Common Stock held in the Managed Account. As of the date hereof, BLR Partners directly beneficially owns 1,090,000 shares of Common Stock. BLRPart GP, as the general partner of BLR Partners, may be deemed to beneficially own the 1,090,000 shares of Common Stock owned directly by BLR Partners. BLRGP, as the general partner of BLRPart GP, may be deemed to beneficially own the 1,090,000 shares of Common Stock owned directly by BLR Partners. Fondren Management, as the investment manager of BLR Partners, may be deemed to beneficially own the 1,090,000 shares of Common Stock owned directly by BLR Partners. FMLP, as the general partner of Fondren Management, may be deemed to beneficially own the 1,090,000 shares of Common Stock owned directly by BLR Partners. Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP, may be deemed to beneficially own the 1,090,000 shares of Common Stock owned directly by BLR Partners.

Each participant in this solicitation is a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 2,120,000 shares of Common Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by each of BLR Partners, Sidus Partners, Sidus Double Alpha, Sidus Double Alpha Offshore and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

23

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Sidus is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Sidus is not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2019 Annual Meeting must, in order to be included in the Company’s proxy statement and the form of proxy for the 2019 Annual Meeting, be delivered to the Company’s Secretary at 520 Newport Center Drive, Newport Beach, California 92660 by [________].

24

Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2019 Annual Meeting, must give written notice of that proposal to the Company’s Secretary not less than ninety (90) days nor more than one-hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting (subject to certain exceptions if the annual meeting is advanced or delayed a certain number of days). Therefore, to be presented at the 2019 Annual Meeting, such a proposal must be delivered between [_________] and [__________].

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2019 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by Sidus that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE OF THE COMPANY’S DIRECTORS, RELATED PARTY TRANSACTIONS AND GENERAL INFORMATION CONCERNING THE COMPANY’S ADMINISTRATION AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Sidus Investment Partners, L.P. and BLR Partners LP

_________________, 2018

25

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY BY THE PARTICIPANTS DURING THE PAST TWO YEARS

Nature of the Transaction	Securities Purchased/(Sold)	Date of Purchase / Sale

SIDUS INVESTMENT PARTNERS, L.P.

Sale of Common Stock	(2,330)	04/19/2016
Sale of Common Stock	(1,553)	04/20/2016
Sale of Common Stock	(1,553)	04/21/2016
Sale of Common Stock	(1,553)	04/21/2016
Sale of Common Stock	(3,106)	04/22/2016
Sale of Common Stock	(2,330)	04/29/2016
Purchase of Common Stock	2,330	05/04/2016
Purchase of Common Stock	2,330	05/18/2016
Purchase of Common Stock	777	05/19/2016
Purchase of Common Stock	410	05/19/2016
Purchase of Common Stock	777	05/20/2016
Purchase of Common Stock	3,908	06/10/2016
Purchase of Common Stock	3,126	06/13/2016
Purchase of Common Stock	1,563	06/15/2016
Purchase of Common Stock	578	06/16/2016
Purchase of Common Stock	3,126	06/21/2016
Purchase of Common Stock	1,563	06/22/2016
Purchase of Common Stock	1,563	06/24/2016
Purchase of Common Stock	782	06/24/2016
Purchase of Common Stock	7,816	06/27/2016
Purchase of Common Stock	3,908	06/28/2016
Purchase of Common Stock	1,563	06/30/2016
Purchase of Common Stock	1,563	07/01/2016
Purchase of Common Stock	1,563	07/05/2016
Purchase of Common Stock	782	07/07/2016
Purchase of Common Stock	1,563	07/11/2016
Purchase of Common Stock	782	07/12/2016
Purchase of Common Stock	3,126	07/15/2016
Purchase of Common Stock	1,563	07/20/2016
Purchase of Common Stock	1,563	07/21/2016
Sale of Common Stock	(1,563)	08/03/2016
Sale of Common Stock	(1,055)	08/04/2016
Sale of Common Stock	(2,110)	08/05/2016
Sale of Common Stock	(1,604)	08/09/2016
Sale of Common Stock	(802)	08/10/2016
Sale of Common Stock	(1,455)	08/11/2016
Sale of Common Stock	(1,604)	08/12/2016
Purchase of Common Stock	1,582	08/30/2016

I-1

Sale of Common Stock	(6,393)	09/02/2016
Purchase of Common Stock	4,219	09/13/2016
Purchase of Common Stock	3,231	09/14/2016
Purchase of Common Stock	1,615	10/12/2016
Purchase of Common Stock	1,615	10/13/2016
Sale of Common Stock	(8,885)	11/04/2016
Sale of Common Stock	(12,115)	11/07/2016
Sale of Common Stock	(4,038)	11/08/2016
Sale of Common Stock	(4,038)	11/09/2016
Sale of Common Stock	(2,423)	11/10/2016
Purchase of Common Stock	3,033	01/17/2017
Purchase of Common Stock	2,528	01/18/2017
Sale of Common Stock	(67)	02/16/2017
Sale of Common Stock	(1,517)	02/17/2017
Purchase of Common Stock	3,269	03/10/2017
Purchase of Common Stock	1,685	03/13/2017
Purchase of Common Stock	5,055	03/16/2017
Sale of Common Stock	(2,528)	03/17/2017
Purchase of Common Stock	2,528	03/21/2017
Purchase of Common Stock	3,370	03/22/2017
Purchase of Common Stock	5,055	03/23/2017
Purchase of Common Stock	1,685	03/24/2017
Purchase of Common Stock	843	03/27/2017
Purchase of Common Stock	84	03/28/2017
Purchase of Common Stock	1,685	04/12/2017
Sale of Common Stock	(8,219)	05/04/2017
Purchase of Common Stock	2,288	05/05/2017
Purchase of Common Stock	1,821	05/08/2017
Purchase of Common Stock	1,644	05/09/2017
Purchase of Common Stock	2,466	05/17/2017
Purchase of Common Stock	1,644	05/18/2017
Purchase of Common Stock	3,287	05/19/2017
Purchase of Common Stock	4,931	07/28/2017
Purchase of Common Stock	2,466	08/03/2017
Purchase of Common Stock	1,619	08/07/2017
Purchase of Common Stock	2,429	08/09/2017
Purchase of Common Stock	1,619	08/10/2017
Purchase of Common Stock	2,429	08/11/2017
Purchase of Common Stock	81	08/15/2017
Purchase of Common Stock	3,158	08/16/2017
Purchase of Common Stock	1,619	08/17/2017
Purchase of Common Stock	1,619	08/18/2017
Purchase of Common Stock	1,619	08/21/2017
Sale of Common Stock	(9,151)	09/13/2017
Sale of Common Stock	(2,994)	09/14/2017
Sale of Common Stock	(3,239)	09/18/2017
Purchase of Common Stock	3,239	09/28/2017
Purchase of Common Stock	2,036	10/06/2017
Purchase of Common Stock	3,250	10/16/2017
Purchase of Common Stock	6,889	12/29/2017

I-2

Purchase of Common Stock	4,023	01/03/2018
Purchase of Common Stock	4,023	01/03/2018
Purchase of Common Stock	3,219	01/12/2018
Purchase of Common Stock	1,609	01/17/2018
Purchase of Common Stock	6,437	01/23/2018
Purchase of Common Stock	4,023	02/05/2018
Purchase of Common Stock	2,414	02/06/2018
Purchase of Common Stock	3,219	02/07/2018
Purchase of Common Stock	4,374	02/27/2018
Purchase of Common Stock	7,026	02/28/2018
Purchase of Common Stock	1,552	03/01/2018

SIDUS DOUBLE ALPHA FUND, L.P.

Sale of Common Stock	(5,859)	04/19/2016
Sale of Common Stock	(3,906)	04/20/2016
Sale of Common Stock	(3,906)	04/21/2016
Sale of Common Stock	(3,906)	04/21/2016
Sale of Common Stock	(7,812)	04/22/2016
Sale of Common Stock	(5,859)	04/29/2016
Purchase of Common Stock	5,859	05/04/2016
Purchase of Common Stock	5,859	05/18/2016
Purchase of Common Stock	1,035	05/19/2016
Purchase of Common Stock	1,953	05/20/2016
Purchase of Common Stock	9,709	06/10/2016
Purchase of Common Stock	7,767	06/13/2016
Purchase of Common Stock	3,883	06/15/2016
Purchase of Common Stock	1,437	06/16/2016
Purchase of Common Stock	7,767	06/21/2016
Purchase of Common Stock	3,883	06/22/2016
Purchase of Common Stock	3,883	06/24/2016
Purchase of Common Stock	1,942	06/24/2016
Purchase of Common Stock	19,417	06/27/2016
Purchase of Common Stock	9,709	06/28/2016
Purchase of Common Stock	3,883	06/30/2016
Purchase of Common Stock	3,883	07/01/2016
Purchase of Common Stock	3,883	07/05/2016
Purchase of Common Stock	1,942	07/07/2016
Purchase of Common Stock	3,883	07/11/2016
Purchase of Common Stock	1,942	07/12/2016
Purchase of Common Stock	7,767	07/15/2016
Purchase of Common Stock	3,883	07/20/2016
Purchase of Common Stock	3,883	07/21/2016
Sale of Common Stock	(3,883)	08/03/2016
Sale of Common Stock	(2,620)	08/04/2016
Sale of Common Stock	(5,241)	08/05/2016
Sale of Common Stock	(3,985)	08/09/2016
Sale of Common Stock	(1,993)	08/10/2016
Sale of Common Stock	(3,615)	08/11/2016
Sale of Common Stock	(3,985)	08/12/2016

I-3

Purchase of Common Stock	3,996	08/30/2016
Sale of Common Stock	(15,883)	09/02/2016
Purchase of Common Stock	10,483	09/13/2016
Purchase of Common Stock	8,029	09/14/2016
Purchase of Common Stock	4,014	10/12/2016
Purchase of Common Stock	4,014	10/13/2016
Sale of Common Stock	(22,078)	11/04/2016
Sale of Common Stock	(30,107)	11/07/2016
Sale of Common Stock	(10,036)	11/08/2016
Sale of Common Stock	(10,036)	11/09/2016
Sale of Common Stock	(6,021)	11/10/2016
Purchase of Common Stock	7,538	01/17/2017
Purchase of Common Stock	6,281	01/18/2017
Sale of Common Stock	(168)	02/16/2017
Sale of Common Stock	(3,769)	02/17/2017
Purchase of Common Stock	8,124	03/10/2017
Purchase of Common Stock	4,188	03/13/2017
Purchase of Common Stock	12,563	03/16/2017
Sale of Common Stock	(6,281)	03/17/2017
Purchase of Common Stock	6,281	03/21/2017
Purchase of Common Stock	8,375	03/22/2017
Purchase of Common Stock	12,563	03/23/2017
Purchase of Common Stock	4,188	03/24/2017
Purchase of Common Stock	2,094	03/27/2017
Purchase of Common Stock	209	03/28/2017
Purchase of Common Stock	4,188	04/12/2017
Purchase of Common Stock	9,500	04/13/2017
Sale of Common Stock	(21,228)	05/04/2017
Purchase of Common Stock	5,910	05/05/2017
Purchase of Common Stock	4,704	05/08/2017
Purchase of Common Stock	4,246	05/09/2017
Purchase of Common Stock	6,369	05/17/2017
Purchase of Common Stock	4,246	05/18/2017
Purchase of Common Stock	8,491	05/19/2017
Purchase of Common Stock	12,737	07/28/2017
Purchase of Common Stock	6,369	08/03/2017
Purchase of Common Stock	10,000	08/04/2017
Purchase of Common Stock	4,331	08/07/2017
Purchase of Common Stock	6,496	08/09/2017
Purchase of Common Stock	4,331	08/10/2017
Purchase of Common Stock	6,496	08/11/2017
Purchase of Common Stock	217	08/15/2017
Purchase of Common Stock	8,445	08/16/2017
Purchase of Common Stock	4,331	08/17/2017
Purchase of Common Stock	4,331	08/18/2017
Purchase of Common Stock	4,331	08/21/2017
Sale of Common Stock	(24,473)	09/13/2017
Sale of Common Stock	(8,009)	09/14/2017
Sale of Common Stock	(8,662)	09/18/2017
Purchase of Common Stock	8,662	09/28/2017

I-4

Purchase of Common Stock	5,446	10/06/2017
Purchase of Common Stock	8,693	10/16/2017
Purchase of Common Stock	26,381	12/29/2017
Purchase of Common Stock	11,016	01/03/2018
Purchase of Common Stock	11,016	01/03/2018
Purchase of Common Stock	8,812	01/12/2018
Purchase of Common Stock	4,406	01/17/2018
Purchase of Common Stock	17,625	01/23/2018
Purchase of Common Stock	11,016	02/05/2018
Purchase of Common Stock	6,609	02/06/2018
Purchase of Common Stock	8,812	02/07/2018
Purchase of Common Stock	11,976	02/27/2018
Purchase of Common Stock	19,237	02/28/2018
Purchase of Common Stock	4,250	03/01/2018

sidus double alpha fund ltd.

Sale of Common Stock	(2,926)	04/19/2016
Sale of Common Stock	(2,926)	04/19/2016
Sale of Common Stock	(1,951)	04/20/2016
Sale of Common Stock	(1,951)	04/20/2016
Sale of Common Stock	(1,951)	04/21/2016
Sale of Common Stock	(1,951)	04/21/2016
Sale of Common Stock	(1,951)	04/21/2016
Sale of Common Stock	(1,951)	04/21/2016
Sale of Common Stock	(3,901)	04/22/2016
Sale of Common Stock	(3,901)	04/22/2016
Sale of Common Stock	(2,926)	04/29/2016
Sale of Common Stock	(2,926)	04/29/2016
Purchase of Common Stock	2,926	05/04/2016
Purchase of Common Stock	2,926	05/04/2016
Purchase of Common Stock	2,926	05/18/2016
Purchase of Common Stock	2,926	05/18/2016
Purchase of Common Stock	975	05/19/2016
Purchase of Common Stock	508	05/19/2016
Purchase of Common Stock	975	05/19/2016
Purchase of Common Stock	508	05/19/2016
Purchase of Common Stock	975	05/20/2016
Purchase of Common Stock	975	05/20/2016
Purchase of Common Stock	4,908	06/10/2016
Purchase of Common Stock	4,908	06/10/2016
Purchase of Common Stock	3,926	06/13/2016
Purchase of Common Stock	3,926	06/13/2016
Purchase of Common Stock	1,963	06/15/2016
Purchase of Common Stock	1,963	06/15/2016
Purchase of Common Stock	726	06/16/2016
Purchase of Common Stock	726	06/16/2016
Purchase of Common Stock	3,926	06/21/2016
Purchase of Common Stock	3,926	06/21/2016
Purchase of Common Stock	1,963	06/22/2016

I-5

Purchase of Common Stock	1,963	06/22/2016
Purchase of Common Stock	1,963	06/24/2016
Purchase of Common Stock	982	06/24/2016
Purchase of Common Stock	1,963	06/24/2016
Purchase of Common Stock	982	06/24/2016
Purchase of Common Stock	9,815	06/27/2016
Purchase of Common Stock	9,815	06/27/2016
Purchase of Common Stock	4,908	06/28/2016
Purchase of Common Stock	4,908	06/28/2016
Purchase of Common Stock	1,963	06/30/2016
Purchase of Common Stock	1,963	06/30/2016
Purchase of Common Stock	1,963	07/01/2016
Purchase of Common Stock	1,963	07/01/2016
Purchase of Common Stock	1,963	07/05/2016
Purchase of Common Stock	1,963	07/05/2016
Purchase of Common Stock	982	07/07/2016
Purchase of Common Stock	982	07/07/2016
Purchase of Common Stock	1,963	07/11/2016
Purchase of Common Stock	1,963	07/11/2016
Purchase of Common Stock	982	07/12/2016
Purchase of Common Stock	982	07/12/2016
Purchase of Common Stock	3,926	07/15/2016
Purchase of Common Stock	1,963	07/20/2016
Purchase of Common Stock	1,963	07/21/2016
Sale of Common Stock	(1,963)	08/03/2016
Sale of Common Stock	(1,325)	08/04/2016
Sale of Common Stock	(2,649)	08/05/2016
Sale of Common Stock	(2,015)	08/09/2016
Sale of Common Stock	(1,007)	08/10/2016
Sale of Common Stock	(1,827)	08/11/2016
Sale of Common Stock	(2,015)	08/12/2016
Purchase of Common Stock	1,988	08/30/2016
Sale of Common Stock	(8,029)	09/02/2016
Purchase of Common Stock	5,298	09/13/2016
Purchase of Common Stock	4,057	09/14/2016
Purchase of Common Stock	2,029	10/12/2016
Purchase of Common Stock	2,029	10/13/2016
Sale of Common Stock	(11,158)	11/04/2016
Sale of Common Stock	(15,215)	11/07/2016
Sale of Common Stock	(5,072)	11/08/2016
Sale of Common Stock	(5,072)	11/09/2016
Sale of Common Stock	(3,043)	11/10/2016
Sale of Common Stock	(30,000)	12/13/2016
Sale of Common Stock	(35,000)	12/21/2016
Purchase of Common Stock	15,000	12/27/2016
Purchase of Common Stock	15,000	12/28/2016
Purchase of Common Stock	15,000	12/29/2016
Purchase of Common Stock	5,000	01/04/2017
Purchase of Common Stock	10,000	01/09/2017
Purchase of Common Stock	3,593	01/17/2017

I-6

Purchase of Common Stock	2,994	01/18/2017
Sale of Common Stock	(80)	02/16/2017
Sale of Common Stock	(1,797)	02/17/2017
Purchase of Common Stock	3,873	03/10/2017
Purchase of Common Stock	1,996	03/13/2017
Purchase of Common Stock	5,989	03/16/2017
Sale of Common Stock	(2,994)	03/17/2017
Purchase of Common Stock	2,994	03/21/2017
Purchase of Common Stock	3,993	03/22/2017
Purchase of Common Stock	5,989	03/23/2017
Purchase of Common Stock	1,996	03/24/2017
Purchase of Common Stock	998	03/27/2017
Purchase of Common Stock	100	03/28/2017
Purchase of Common Stock	1,996	04/12/2017
Purchase of Common Stock	5,000	04/13/2017
Sale of Common Stock	(10,160)	05/04/2017
Purchase of Common Stock	2,828	05/05/2017
Purchase of Common Stock	2,251	05/08/2017
Purchase of Common Stock	2,032	05/09/2017
Purchase of Common Stock	3,048	05/17/2017
Purchase of Common Stock	2,032	05/18/2017
Purchase of Common Stock	4,064	05/19/2017
Purchase of Common Stock	6,096	07/28/2017
Purchase of Common Stock	3,048	08/03/2017
Purchase of Common Stock	2,002	08/07/2017
Purchase of Common Stock	3,003	08/09/2017
Purchase of Common Stock	2,002	08/10/2017
Purchase of Common Stock	3,003	08/11/2017
Purchase of Common Stock	100	08/15/2017
Purchase of Common Stock	3,904	08/16/2017
Purchase of Common Stock	2,002	08/17/2017
Purchase of Common Stock	2,002	08/18/2017
Purchase of Common Stock	2,002	08/21/2017
Sale of Common Stock	(11,312)	09/13/2017
Sale of Common Stock	(3,702)	09/14/2017
Sale of Common Stock	(4,004)	09/18/2017
Purchase of Common Stock	4,004	09/28/2017
Purchase of Common Stock	2,518	10/06/2017
Purchase of Common Stock	4,018	10/16/2017
Purchase of Common Stock	10,735	12/29/2017
Purchase of Common Stock	5,045	01/03/2018
Purchase of Common Stock	5,045	01/03/2018
Purchase of Common Stock	4,036	01/12/2018
Purchase of Common Stock	2,018	01/17/2018
Purchase of Common Stock	8,072	01/23/2018
Purchase of Common Stock	5,045	02/05/2018
Purchase of Common Stock	3,027	02/06/2018
Purchase of Common Stock	4,036	02/07/2018
Purchase of Common Stock	5,485	02/27/2018
Purchase of Common Stock	8,810	02/28/2018
Purchase of Common Stock	1,946	03/01/2018

I-7

SIDUS INVESTMENT management, Llc

(Through the Managed Account)

Sale of Common Stock	(3,885)	04/19/2016
Sale of Common Stock	(2,590)	04/20/2016
Sale of Common Stock	(2,590)	04/21/2016
Sale of Common Stock	(2,590)	04/21/2016
Sale of Common Stock	(5,181)	04/22/2016
Sale of Common Stock	(3,885)	04/29/2016
Purchase of Common Stock	3,885	05/04/2016
Purchase of Common Stock	3,885	05/18/2016
Purchase of Common Stock	1,295	05/19/2016
Purchase of Common Stock	1,295	05/20/2016
Purchase of Common Stock	6,475	06/10/2016
Purchase of Common Stock	5,181	06/13/2016
Purchase of Common Stock	2,591	06/15/2016
Purchase of Common Stock	959	06/16/2016
Purchase of Common Stock	5,181	06/21/2016
Purchase of Common Stock	2,591	06/22/2016
Purchase of Common Stock	1,294	06/24/2016
Purchase of Common Stock	2,591	06/24/2016
Purchase of Common Stock	12,952	06/27/2016
Purchase of Common Stock	6,475	06/28/2016
Purchase of Common Stock	2,591	06/30/2016
Purchase of Common Stock	2,591	07/01/2016
Purchase of Common Stock	2,591	07/05/2016
Purchase of Common Stock	1,294	07/07/2016
Purchase of Common Stock	2,591	07/11/2016
Purchase of Common Stock	1,294	07/12/2016
Purchase of Common Stock	5,181	07/15/2016
Purchase of Common Stock	2,591	07/20/2016
Purchase of Common Stock	2,591	07/21/2016
Sale of Common Stock	(21,803)	08/02/2016
Sale of Common Stock	(2,591)	08/03/2016
Sale of Common Stock	(2,396)	08/09/2016
Sale of Common Stock	(1,198)	08/10/2016
Sale of Common Stock	(2,396)	08/12/2016
Purchase of Common Stock	2,434	08/30/2016
Sale of Common Stock	(9,695)	09/02/2016
Purchase of Common Stock	4,683	09/14/2016
Purchase of Common Stock	2,342	10/12/2016
Purchase of Common Stock	2,342	10/13/2016
Sale of Common Stock	(12,879)	11/04/2016
Sale of Common Stock	(17,563)	11/07/2016
Sale of Common Stock	(5,854)	11/08/2016
Sale of Common Stock	(5,854)	11/09/2016
Sale of Common Stock	(3,513)	11/10/2016
Sale of Common Stock	(10,000)	12/06/2016

I-8

Sale of Common Stock	(10,000)	12/12/2016
Sale of Common Stock	(15,000)	12/21/2016
Purchase of Common Stock	15,000	12/30/2016
Purchase of Common Stock	7,000	01/13/2017
Purchase of Common Stock	3,836	01/17/2017
Purchase of Common Stock	3,197	01/18/2017
Sale of Common Stock	(85)	02/16/2017
Sale of Common Stock	(1,917)	02/17/2017
Purchase of Common Stock	4,134	03/10/2017
Purchase of Common Stock	2,131	03/13/2017
Purchase of Common Stock	6,393	03/16/2017
Sale of Common Stock	(3,197)	03/17/2017
Purchase of Common Stock	3,197	03/21/2017
Purchase of Common Stock	4,262	03/22/2017
Purchase of Common Stock	6,393	03/23/2017
Purchase of Common Stock	2,131	03/24/2017
Purchase of Common Stock	1,065	03/27/2017
Purchase of Common Stock	107	03/28/2017
Purchase of Common Stock	2,131	04/12/2017
Sale of Common Stock	(10,393)	05/04/2017
Purchase of Common Stock	2,894	05/05/2017
Purchase of Common Stock	2,304	05/08/2017
Purchase of Common Stock	2,078	05/09/2017
Purchase of Common Stock	3,117	05/17/2017
Purchase of Common Stock	2,078	05/18/2017
Purchase of Common Stock	4,158	05/19/2017
Purchase of Common Stock	6,236	07/28/2017
Purchase of Common Stock	3,117	08/03/2017
Purchase of Common Stock	2,048	08/07/2017
Purchase of Common Stock	3,072	08/09/2017
Purchase of Common Stock	2,048	08/10/2017
Purchase of Common Stock	3,072	08/11/2017
Purchase of Common Stock	102	08/15/2017
Purchase of Common Stock	3,993	08/16/2017
Purchase of Common Stock	2,048	08/17/2017
Purchase of Common Stock	2,048	08/18/2017
Purchase of Common Stock	2,048	08/21/2017
Sale of Common Stock	(11,572)	09/13/2017
Sale of Common Stock	(3,787)	09/14/2017
Sale of Common Stock	(4,095)	09/18/2017
Purchase of Common Stock	4,095	09/28/2017
Purchase of Common Stock	4,039	10/16/2017
Purchase of Common Stock	5,995	12/29/2017
Purchase of Common Stock	4,916	01/03/2018
Purchase of Common Stock	4,916	01/03/2018
Purchase of Common Stock	3,933	01/12/2018
Purchase of Common Stock	1,967	01/17/2018
Purchase of Common Stock	7,866	01/23/2018
Purchase of Common Stock	4,916	02/05/2018
Purchase of Common Stock	2,950	02/06/2018
Purchase of Common Stock	3,933	02/07/2018
Purchase of Common Stock	5,344	02/27/2018

I-9

BLR PARTNERS LP

Purchase of Common Stock	58,730	02/20/2018
Purchase of Common Stock	133,000	02/21/2018
Purchase of Common Stock	144,400	02/22/2018
Purchase of Common Stock	200,000	02/26/2018
Purchase of Common Stock	17,740	02/27/2018
Purchase of Common Stock	260,130	02/27/2018
Purchase of Common Stock	40,000	03/01/2018
Purchase of Common Stock	84,000	03/02/2018
Purchase of Common Stock	62,000	03/05/2018
Purchase of Common Stock	40,000	03/19/2018
Purchase of Common Stock	14,000	03/20/2018
Purchase of Common Stock	6,000	03/23/2018
Purchase of Common Stock	5,000	03/26/2018
Purchase of Common Stock	5,000	03/28/2018
Purchase of Common Stock	4,000	03/29/2018
Purchase of Common Stock	500	04/02/2018
Purchase of Common Stock	9,500	04/03/2018

Bradley L. Radoff

Purchase of Common Stock[1]	4,000	03/02/2018

1 Represents a purchase to cover a short position of Common Stock. Mr. Radoff is no longer short any securities of the Company and does not directly beneficially own any securities of the Company.

I-10

SCHEDULE II

The following table is reprinted from the definitive proxy statement filed by Acacia Research Corporation with the Securities and Exchange Commission on ________ 2018.

II-1

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how few shares of Common Stock you own, please give Sidus your proxy FOR the election of the Nominees and in accordance with Sidus’ recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

•	SIGNING the enclosed BLUE proxy card;
•	DATING the enclosed BLUE proxy card; and
•	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address set forth below.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Sidus’ proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 26, 2018

ACACIA RESEARCH CORPORATION

2018 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF SIDUS INVESTMENT PARTNERS, L.P., BLR PARTNERS LP AND THE OTHER PARTICIPANTS IN THEIR PROXY SOLICITATION

THE BOARD OF DIRECTORS OF ACACIA RESEARCH CORPORATION
IS NOT SOLICITING THIS PROXY

P      R      O      X      Y

The undersigned appoints Alfred V. Tobia Jr., Bradley L. Radoff, John Ferguson and Steve Wolosky, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Acacia Research Corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the 2018 Annual Meeting of Stockholders of the Company scheduled to be held on [______, ________, 2018] at [_____, in Newport Beach, California, beginning at _:__ _.m., local time] (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Sidus Investments Partners, L.P. and BLR Partners LP (together, “Sidus”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “FOR” PROPOSAL 2, “AGAINST” PROPOSAL 3, AND “AGAINST” PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Sidus’ solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

SIDUS STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1 AND AGAINST PROPOSAL 3. SIDUS MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2 AND 4.

1.	Sidus’ proposal to elect Clifford Press and Alfred V. Tobia Jr. as Class III directors of the Company to serve until the 2021 Annual Meeting of Stockholders.
		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Clifford Press Alfred V. Tobia Jr.	☐	☐	☐ ________________ ________________

Sidus does not expect that any of the nominees will be unable to stand for election, but, in the event that any nominee is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, Sidus has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee(s).

2.	Company’s proposal to ratify the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018.
☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	Company’s proposal to approve, by advisory vote, the compensation of the Company’s named executive officers.
☐	FOR	☐	AGAINST	☐	ABSTAIN

BLUE PROXY CARD

4.	Company’s proposal to approve the adoption of the 2018 Acacia Research Corporation Stock Incentive Plan, which authorizes the issuance of equity awards, including stock options, restricted stock units and direct stock awards.
☐	FOR	☐	AGAINST	☐	ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.